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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


GREENMARINE ACQUISITION CORP.,                    )
                                                  )
                         Plaintiff,               )  Civil Action No. 15864NC
                                                  )
                           v.                     )
                                                  )
OUTBOARD MARINE CORPORATION, FRANK                )
BORMAN, HARRY W. BOWMAN, WILLIAM C.               )
FRANCE, ILENE S. GORDON, RICHARD T.               )
LINDGREEN, RICHARD S. STEGEMEIER, RICHARD         )
T. TEERLINK, DETROIT DIESEL CORPORATION           )
and OMC ACQUISITION CORP.,                        )
                                                  )
                       Defendants.                )



                                    COMPLAINT

                  Plaintiff Greenmarine Acquisition Corp. ("Plaintiff"), by its undersigned attorneys, alleges, upon knowledge with respect to itself and its own acts and upon information and belief as to all other matters, as follows:


                                NATURE OF ACTION

                  1. On August 8, 1997 Plaintiff commenced an all-cash tender offer for all of the outstanding shares of common stock of defendant Outboard Marine Corporation (the "Company" or "Outboard Marine"). Plaintiff's tender offer is fair in price and non-coercive in structure. Indeed, the consideration offered to all stockholders of the Company exceeds by approximately $40 million the consideration offered in a competing bid which the Company's board of directors has already endorsed as fair and in the best interest of stockholders.

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                  2. As alleged below, prior to commencement of Plaintiff's
tender offer, the defendant directors of the Company (a) determined to sell the Company and (b) entered into a merger agreement with defendants Detroit Diesel Corporation ("DDC") and OMC Acquisition Corp. ("OMC"), a wholly-owned subsidiary of DDC (the "DDC Merger Agreement"). Pursuant to the DDC Merger Agreement, OMC has commenced a tender offer to acquire approximately 67% of the common stock of the Company at a price of $16 per share (the "OMC Tender Offer "), and DDC has committed to acquire the remaining shares of Outboard Marine's common stock for a combination of cash and DDC common stock in a second-step merger (collectively, the "DDC Transaction"). OMC's tender offer is due to expire on Monday, August 11, 1997 at midnight.

                  3. The board of directors of the Company has determined that the consideration offered by OMC in the DDC Transaction is fair to and in the best interest of the Company stockholders, and has recommended that the Company stockholders tender their shares into the OMC Tender.

                  4. By this action, Plaintiff seeks equitable and declaratory relief so that stockholders of the Company can choose between two competing tender offers in the context of a sale of the Company. Specifically, Plaintiff seeks, inter alia, (a) an injunction requiring the defendant directors to dismantle the Company's poison pill defense, which has already been waived as to the OMC Tender Offer, (b) a declaration that the break-up fee set forth in the DDC Merger Agreement is invalid under Delaware law; and (c) an injunction preventing the Company from acting to facilitate the DDC Transaction until the Company's stockholders are able effectively to choose between the competing offers.

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                                     PARTIES

                  5. Plaintiff is a Delaware corporation which is a wholly-owned subsidiary of Greenmarine Holdings LLC, a Delaware limited liability company. Affiliates of Plaintiff beneficially own 2,000,000 shares of the Company's common stock, representing 9.9% of the outstanding shares of common stock.

                  6. Defendant Outboard Marine Corporation is a corporation incorporated under the laws of the State of Delaware. According to publicly available information, as of July 31, 1997, there were 20,221,964 shares of the Company's common stock outstanding. Shares of common stock of the Company are principally listed and traded on the New York Stock Exchange.

                  7. Defendants Frank Borman, Harry W. Bowman, William C. France, Ilene S. Gordon, Richard T. Lindgreen, Richard J. Stegemeier, and Richard F. Teerlink are currently directors of the Company.

                  8. Defendant Detroit Diesel Corporation is a corporation incorporated under the laws of the State of Delaware. DDC entered into a merger agreement with the Company dated as of July 8, 1997.

                  9. Defendant OMC Acquisition Corp. is a wholly-owned subsidiary of DDC, and has commenced the OMC Tender Offer which is currently set to expire at 12:00 midnight on August 11, 1997.


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                               FACTUAL BACKGROUND

A. The DDC Transaction

                  10. In early Spring, 1997, the Company's board of directors instructed management, with the assistance of outside professionals, to explore strategic proposals to maximize the value of the Company.

                  11. In April, 1997 the Company's investment banker, Salomon Brothers, recommended that the Company pursue a transaction involving a sale of the Company as the most likely alternative to maximize shareholder value. The directors instructed Salomon Brothers to solicit indications of interest from potential parties that might be interested in acquiring the Company or in making a significant equity investment in the Company.

                  12. On April 25, 1997 the Company publicly announced its decision to explore strategic alternatives.

                  13. On June 25, 1997 DDC submitted an offer to acquire approximately 67% of the Company's outstanding shares for $16 per share cash in a tender offer to be followed by a second-step merger in which stockholders would receive a combination of DDC stock and cash for their remaining shares of Company common stock.

                  14. In response to the DDC proposal, the Company's directors concluded that a sale of the Company, at a fair price, would be in the best interests of the Company shareholders, and the Company's representatives entered into final negotiations with DDC and its representatives.

                  15. On July 8, 1997 the Company entered into a merger agreement with DDC and a wholly owned subsidiary of DDC, OMC Acquisition Corp. Pursuant to

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the DDC Merger Agreement, DDC committed, through its subsidiary, to commence a cash tender offer for two-thirds of the common stock of the Company at $16 per share. Pursuant to the Merger Agreement, the Company has agreed to and, in fact has, recommended to its stockholders that they accept the OMC Tender Offer.

                  16. Pursuant to the DDC Merger Agreement, each outstanding share of common stock of the Company which is not purchased in the tender offer will be converted into and represent the right to receive (a) a fractional share of the common stock of DDC equal to 4,000,000 divided by the number of Exchanged Common Shares (the "Exchange Ratio"), plus (b) a cash payment equal to (i) $16.00 minus (ii) the product of the Exchange Ratio times $25.00, plus (c) in the event the "average closing price" (as defined in the Agreement) of common stock of DDC on the NYSE prior to the closing date of the DDC Merger is less than $25.00, then an additional cash payment equal to the product of the Exchange Ratio multiplied by the lesser of (i) $25.00 minus the DDC Closing Date Market Price or (ii) $6.00.

                  17. The DDC Merger Agreement contains a "fiduciary out" provision, which provision allows DDC to terminate the Agreement if the Company receives an alternative proposal (as defined in the Agreement) which the Company's directors in good faith determine represents a superior transaction for the shareholders of the Company as compared to the consideration offered in the DDC Transaction.

                  18. The Company has agreed in the DDC Merger Agreement that, in the event that (i) the Company's board of directors shall publicly modify or amend its recommendation of the DDC Tender Offer or the DDC Merger Agreement in a manner adverse to DDC or shall withdraw its recommendation of the DDC Tender Offer or shall recommend any Alternative Proposal (as defined in the Merger Agreement), or shall

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resolve to do any of the foregoing, or (ii) at any time prior to the termination of the DDC Merger Agreement any person (other than DDC or any of its affiliates) shall publicly announce any Alternative Proposal and, at any time on or prior to one year after the date of the DDC Merger Agreement, shall become the beneficial owner of 33% or more of the outstanding shares or shall consummate an Alternative Proposal, then in any such event the Company shall promptly, but in no event later than two business days after the first of the such events to occur, pay DDC an amount equal to $15,750,000 (the "Break-up Fee"), which shall be in lieu of any and all damages, costs, and expenses, for breach of the DDC Merger Agreement by the Company.

                  19. The defendant directors agreed to this exorbitant Break-up Fee even though the consideration to be paid in the DDC Transaction, $16 per share, was $3.50 less than the closing price per share of the Company's stock on the last full day of trading prior to the public announcement of the execution of the DDC Merger Agreement, and which Break-up Fee constitutes approximately 5% of the total consideration to be paid in the DDC transaction.

B. The Company's Rights Plan

                  20. On April 24, 1996, the Company adopted a shareholder rights plan (the "Rights Plan" or "Poison Pill"). The Rights associated with the Plan expire on June 23, 2006. All stockholders have one Right per each share of the Company's common stock, which they hold.

                  21. The Rights will separate from the Company's shares of common stock and will be distributed upon the earliest to occur of a variety of events, including, but not limited to, the 10th business day (or such later date as the Company's board shall determine) after the date that a tender offer has been commenced which would result in a

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person or group acquiring beneficial ownership of 15% or more of the Company's common stock (the "Distribution Date"). The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 23, 2006 unless, earlier than that date, there is (i) a redemption by the Company, (ii) an exchange by the Company of one share for each Right or (iii) the consummation of the transactions contemplated by the DDC Merger Agreement.

                  22. The true "poison" in the Rights Plan is found it its "Flip-In" and "Flip-Over" provisions. If a person becomes an Acquiring Person i.e., acquires 15% or more of the Company's stock (without board approval), then each Right not owned by the Acquiring Person (or related parties) will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock having a value of twice the Right's then current exercise price (the "Flip-In Provision"). If after any person has become an Acquiring Person the Company is involved in certain transactions after which the Company ceases to exist, then each Right will entitle its holder to purchase at the Right's then current exercise price, shares of common stock of such other persons having a value of twice the Rights then current exercise price (the "Flip-Over Provision").

                  23. Pursuant to the Rights Plan, if the Flip-In or Flip-Over Provisions are triggered, all of the Rights (under certain circumstances specified in the Rights Plan) which were beneficially owned by any Acquiring Person, or any associate or affiliate thereof, will be null and void.

                  24. The Company is generally entitled to redeem the Rights at $.01 per Right at any time until ten days (subject to extension) following a public announcement that a 15% position has been acquired.

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                  25. Pursuant to the terms of the DDC Merger Agreement, the
Company has agreed to, and in fact has, exempted the OMC Tender Offer from the terms of the Company's Rights Plan.

C. Plaintiff's Tender Offer

                  26. On August 8, 1997 Plaintiff commenced an all cash tender offer for all of the outstanding shares of the Company's common stock at a price of $18 per share. Plaintiff seeks to acquire all shares at a fair price which exceeds by approximately $40 million the consideration offered in the OMC Tender.

                  27. On the same day that it commenced its tender offer, Plaintiff wrote to the board of directors of the Company stating:

                  We are prepared to sit down immediately with you and your advisors to negotiate and sign a merger agreement substantially in the form of the DDC Merger Agreement. If you decline to negotiate a merger agreement with us, we hope you nevertheless agree that, in the context of the ongoing sale of the Company, the shareholders of the Company have the right to choose between competing offers. Accordingly, we request that the Board (a) immediately exempt our tender from the operation of the Company's Rights Plan, as you have done with respect to the economically inferior (and coercive) DDC offer, and (b) take all other necessary action to render the sale of the Company impediments in your charter inapplicable to our offer.

                  28. Plaintiff's tender offer is conditioned on, among other things, this Court's declaration that the Rights Plan cannot be enforced with respect to Plaintiff's tender offer.


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                             FIRST CLAIM FOR RELIEF

               (Against the Company and the individual defendants)

                  29. Plaintiff reincorporates each of the allegations set forth above as if set forth in full herein.

                  30. Each of the Company's directors owes the Company and its stockholders fiduciary duties to, among other things, manage the affairs of the corporation in good faith, with due care and with loyalty. Because they have determined to sell the Company, the directors of the Company must now act in good faith as "auctioneers" to obtain the highest possible price for the stockholders of the Company.

                  31. The defendant directors have breached and/or will continue to breach their fiduciary duties by, inter alia, (a) agreeing to an exorbitant Break-up Fee with DDC which is approximately 5% of the approximate aggregate consideration to be paid by DDC for the common stock of the Company; (b) a continued failure to withdraw the recommendation of the OMC Tender Offer in the face of Plaintiff's competing all cash offer which provides superior value to stockholders in a non-coercive transaction; and (c) a continued failure to exempt Plaintiff's tender offer from the provisions of the Rights Plan.

                             SECOND CLAIM FOR RELIEF

               (Against the Company and the individual defendants)

                  32. Plaintiff reincorporates each of the allegations set forth above as if set forth in full herein.

                  33. A refusal by the director defendants to exempt Plaintiff's tender offer from the Rights Plan (as well as from the other impediments to a change in control

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as set forth in the Company's Charter) would constitute an unreasonable and disproportionate response to Plaintiff's tender offer because Plaintiff's tender offer does not constitute any threat to stockholders as it is both fair in price and structure.

                  34. A failure to dismantle the Company's takeover defenses would preclude the Company's stockholders from accepting Plaintiff's tender offer while, at the same time, compel stockholders to tender into the inherently coercive and economically inferior OMC Tender Offer.

                             THIRD CLAIM FOR RELIEF

                     (Against DDC And OMC Acquisition Corp.)

                  35. Plaintiff reincorporates each of the allegations set forth above as if set forth in full herein.

                  36. DDC and OMC Acquisition Corp. have aided and abetted the breaches of fiduciary duty by the defendant directors by, inter alia, causing the Company to agree to the Break-up Fee provision in the DDC Merger Agreement.

                  WHEREFORE, Plaintiff respectfully demands judgment against defendants as follows:

                  (a) declaring the Rights Plan null, void, invalid and
                      unenforceable as applied to Plaintiff's tender offer;

                  (b) preliminarily and permanently enjoining the Company and the individual defendants, their agents, employees, and anyone acting on their behalf from enforcing or taking any steps to enforce the Rights Plan in relation to Plaintiff's tender offer;

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                  (c) preliminarily and permanently enjoining the Company and the individual defendants, their agents, employees, and any one acting on their behalf from facilitating, effectuating, enforcing or consummating, or taking any steps to facilitate, effectuate, enforce or consummate the DDC Transaction;

                  (d) declaring that the Break-up Fee set forth in the DDC
                      Merger Agreement is invalid under Delaware law and;

                  (e) Granting such other and further relief as the Court deems just and proper.


                                            ------------------------------------
                                            David C. McBride
                                            Josy W. Ingersoll
                                            Richard H. Morse
                                            YOUNG, CONAWAY, STARGATT & TAYLOR
                                            11th Floor, Rodney Square North
                                            P.O. Box 391
                                            Wilmington, Delaware  19899-0391
                                            (302) 571-6600
                                            Attorneys for Plaintiff


Of Counsel:

WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000


Dated:  August 8, 1997

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